UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

April 29, 2020 (April 29, 2020)

(Date of Report (Date of earliest event reported))

DATCHAT, INC.

(Exact name of issuer as specified in its charter)

Nevada	47-2502264
(State or other jurisdiction of incorporation	(I.R.S. Employer Identification No.)
or organization)

65 Church Street, 2nd Floor

San New Brunswick, New Jersey 08901

(Full mailing address of principal executive offices)

(732) 354-4766

(Issuer’s telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

Due to the COVID-19 coronavirus pandemic, DatChat, Inc. (the “Company”) is filing this report on Form 1-U to disclose that it is extending the deadline for the filing of its Annual Report on Form 1-K for the year ended December 31, 2019 (the “Annual Report”). The original deadline was April 29, 2020. Specifically, the Company is relying on an order issued by the Securities and Exchange Commission (the “SEC”) on March 26, 2020, pursuant to Section 28 of the Securities Act of 1933, as amended (Release No. 33-10768) (the “Order”). The Order allows an issuer up to an additional 45 days to file certain reports required to be filed with the SEC if the issuer is not able to meet its original filing deadline due to circumstances related to COVID-19.

The Company is extending the deadline for the filing of its Annual Report because of business disruptions caused by the COVID-19 pandemic. Specifically, the outbreak has interfered with the availability of Company personnel to work with the Company’s independent auditor in connection with the preparation of the Company’s Annual Report.

The Company is extending the deadline for the filing of its Annual Report until Monday, June 15, 2020, and, in accordance with the Order, has disclosed on its public website that it is relying on the Order to do so.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2020	DATCHAT, INC.

	By:	/s/ Darin Myman
Darin Myman, Chief Executive Officer

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